

KRUSE & CRAWFORD C.P.A.'S

Certified Public Accountants
A Professional Association

Big Belly Brewing, LLC

Financial Statements

For years ended December 31, 2017 and 2016

with

Independent Accountants Review Report

700 West Pete Rose Way · Longworth Hall · Suite 330 · Cincinnati, OH 45203
phone 513.381.2345 · eFax 614.386.0991

Independent Accountants Review Report

Managment
Big Belly Brewing, LLC
Lewisburg, OH 45338

We have reviewed the accompanying financial statements of Big Belly Brewing, LLC which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income, cash flows, and member equity for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those Standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Kruse & Crawford

Kruse and Crawford
Cincinnati, Ohio
September 26, 2018

Big Belly Brewing, LLC

BALANCE SHEETS

As of December 31, 2017 and 2016

ASSETS	December 31, 2017	December 31, 2016
CURRENT ASSETS:		
Cash	$ -	$ -
Total current assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES AND MEMBER EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ -
Total current liabilities	-	-
Total liabilities	-	-
MEMBER EQUITY	-	-
TOTAL LIABILITIES AND MEMBER EQUITY	$ -	$ -

See independent accountant's review report.

The accompanying notes are an integral part of these financial statements.

Big Belly Brewing, LLC

STATEMENTS OF INCOME

For the years ended December 31, 2017 and 2016

	2017	2016
NET SALES	$ -	$ -
COST OF GOODS SOLD	-	-
Gross profit	-	-
OPERATING EXPENSES	-	-
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	-	-
Operating income	-	-
OTHER INCOME/EXPENSE:		
Total other income/expense	-	-
NET INCOME	$ -	$ -

Big Belly Brewing, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	-	-
Net cash used in operating activities	-	-
CASH FLOWS FROM INVESTING ACTIVITY:	-	-
Net cash used in investing activity	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:	-	-
Net cash used in financing activities	-	-
Net increase in cash and cash equivalents	-	-
Cash and cash equivalents at the beginning of the year	-	-
Cash and cash equivalents at the end of the year	$ -	$ -

Big Belly Brewing, LLC

STATEMENTS OF MEMBER EQUITY

For the years ended December 31, 2017 and 2016

	2017	2016
MEMBER EQUITY		
Balance at beginning of year	$ -	$ -
Balance at end of year	-	-
ACCUMULATED EARNINGS		
Balance at beginning of year	-	-
Net Income	-	-
Balance at end of year	-	-
TOTAL MEMBER EQUITY	$ -	$ -

Big Belly Brewing, LLC

Notes to the Financial Statements

As of December 31, 2017 and 2016

NOTE 1 – NATURE OF PLANNED OPERATIONS

Big Belly Brewing, LLC ("the Company") is a sole member LLC was formed on February 9, 2015 under the laws of the state of Ohio and will be engaging the in the brewing and selling of craft beer. There were no activities in the Company from February 9, 2015 through December 31, 2017. The company is governed under an Operating Agreement which is undated.

The company also plans to sell equity pursuant to a Regulation CF offering. Regulation CF contains rules providing exemptions from the registration requirements, disclosed in the Securities Act of 1933, allowing some companies to use equity crowdfunding to offer and sell their securities without having to register the securities with the SEC.

The Company's activities are subject to significant risks and uncertainties, including being unable to secure additional funding that is needed to complete construction of their tap room and brewery.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The company has elected to report financial results on the accrual method of accounting, but has yet to pick a report period; method of reporting gift cards; determination of cash and cash equivalents; recording of vendor allowances, inventory, property and equipment, trademarks, other assets, rent expense and deferred rent expense, advertising costs, pre-opening costs, and contingencies.

NOTE 3 – LEASES

The Company has plans to lease a building, where it will house the brewery and taproom, from a related party. The building is undergoing construction and a completion date is not known. The building will be located in Lewisburg, OH. There is currently no signed lease, amount of monthly rent, or lease term determined.

NOTE 4 – INCOME TAXES

The company is treated as a sole proprietorship for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the company. The company is subject to various state and local income taxes based on net income and gross receipts.

NOTE 5 – MEMBER EQUITY

There is only one class of membership units. The sole class of membership units has voting rights and will received distributions proportional to their economic ownership interests.

NOTE 6—SUBSEQUENT EVENT

On June 8, 2018 the sole member contributed equity of $100.

On June 22, 2018 the sole member contributed equity of $400.

Management has evaluated subsequent events through September 26, 2018, the date which the balance sheet was available to be issued.

See independent accountant's review report.